United States securities and exchange commission logo





                           September 21, 2023

       Brian Cobb
       Chief Financial Officer
       Heritage Global Inc.
       12625 High Bluff Drive, Suite 305
       San Diego, CA 92130

                                                        Re: Heritage Global
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 14,
2023
                                                            File No. 333-274514

       Dear Brian Cobb:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jon Stanley